UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             Wm. Wrigley Jr. Company
                                (Name of Issuer)

         Common Stock (no par value) Class B Common Stock (no par value)
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                         (Title of Class of Securities)

          982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
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                                 (CUSIP Number)

                                 David A. Baker
                           McDermott Will & Emery LLP
                             227 West Monroe Street
                             Chicago, Illinois 60606
                                 (312) 372-2000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 20, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


* The previously filed Amendment No. 2 should have been designated Amendment No. 1, and is hereby amended to indicate that it is Amendment No. 1.

                                  SCHEDULE 13D

CUSIP No. 982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
          -------------------------------------------------------------
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1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Alison Wrigley Rusack, individually and as Trustee
         and Co-Trustee of various Wrigley family trusts
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/ /
                                                                    (b)/ /
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3        SEC USE ONLY
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4        SOURCE OF FUNDS
         N/A
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                / /
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Illinois
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                            7       SOLE VOTING POWER(1)
NUMBER OF SHARES                    13,052,873 shares of Common Stock
  BENEFICIALLY                      0 shares of Class B Common Stock
    OWNED BY               -----------------------------------------------
     EACH                   8       SHARED VOTING POWER
   REPORTING                        640,000 shares of Common Stock
    PERSON                          320,000 shares of Class B Common Stock
     WITH                  -----------------------------------------------
                            9       SOLE DISPOSITIVE POWER(2)
                                    14,012,873 shares of Common Stock and
                                    480,000 shares of Class B Common Stock
                           -----------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    640,000 shares of Common Stock
                                    320,000 shares of Class B Common Stock
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,652,873 shares of Common Stock and
         800,000 shares of Class B Common Stock
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       / /
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.7% of shares of Common Stock and 2.4% of shares of Class B Common Stock; pursuant to Rule 13d-3(d)(1)(i)(B) deemed to own 8.1% of the issued and outstanding Common Stock
--------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         00
--------------------------------------------------------------------------

--------
(1) Includes 5,719 shares of Common Stock held by the filing person individually.

(2) Includes 5,719 shares of Common Stock held by the filing person individually and 960,000 shares of Common Stock and 480,000 shares of Class B Common Stock held by a controlled corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

     See response to Item 4 below.


Item 4.  Purpose of Transaction.

     In connection with the winding-up and closing of the Estate of William Wrigley and the distribution of the remaining assets of the Estate, and pursuant to an agreement among William Wrigley's children, as the beneficiaries of the Estate, dated December 1, 2003, effective on October 20, 2004:(i) shares of Class B stock of Wm. Wrigley Jr. Company ("Wrigley Company") held by family trusts for the benefit of Alison Wrigley Rusack were exchanged for shares of Common Stock of Wrigley Company held by family trusts for the benefit of William Wrigley, Jr., (ii) Alison Wrigley Rusack resigned as co-trustee of trusts for the benefit of William Wrigley, Jr. and/or his children, and (iii) William Wrigley, Jr. resigned as co-trustee or trustee, as the case may be, of trusts for the benefit of Alison Wrigley Rusack and/or her children.


Item 5.  Interest in Securities of the Issuer.

(a) 14,652,873 shares of Common Stock (7.7% of Common Stock outstanding) 800,000 shares of Class B Common Stock (2.4% of Class B Common Stock outstanding)

     Includes 5,719 shares of Common Stock held by the filing person individually and 960,000 shares of Common Stock and 480,000 Class B Common Stock held by a controlled corporation.

     Shares of Class B Common Stock are convertible at any time at the option of the holder into shares of Common Stock on a share-for-share basis. Pursuant to Rule 13d-3(d)(1)(i)(B), Ms. Rusack is deemed to beneficially own 15,452,873 shares of Common Stock, representing 8.1% of the issued and outstanding shares, after giving effect to the assumed conversion by Ms. Rusack of the shares of Class B Common Stock.

     The ownership percentages are based upon 191,132,715 shares of Common Stock and 33,622,699 shares of Class B Common Stock outstanding as of July 30, 2004, as reported in the Company's Form 10-Q for the fiscal quarter ended June 30, 2004.

(b)  Sole power to vote
     13,052,873 shares of Common Stock (6.8%)
     0 shares of Class B Common Stock (0.0%)

     Shared power to vote
     640,000 shares of Common Stock (0.3%)
     320,000 shares of Class B Common Stock (1.0%)

     Sole power to dispose
     14,012,873 shares of Common Stock (7.4%)
     480,000 shares of Class B Common Stock (1.4%)

     Shared power to dispose
     640,000 shares of Common Stock (0.3%)
     320,000 shares of Class B Common Stock (1.0%)

Power to vote and dispose is shared with William J. Hagenah III. Item 2 information for Mr. Hagenah is contained in his Schedule 13D filing.


Item 7.  Materials to be Filed As Exhibits.

     None.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 29, 2004                /s/ Alison Wrigley Rusack
                                        ----------------------------------------
                                        Alison Wrigley Rusack, individually and
                                        as Trustee and Co-Trustee of various
                                        Wrigley family trusts